NV REIT LLC

5227 N. 7th Street

Phoenix, AZ 85014

December 28, 2022

Filed via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	NV REIT LLC (the “Company”)

Post-Qualification Amendment No. 1 on Form 1-A

Filed December 20, 2022

CIK No. 0001947455

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Post-Qualification Amendment No. 1 filed December 20, 2022, effective at 10:00 am ET on Tuesday, January 3, 2022, or as soon thereafter as is practicable.

NV REIT LLC

By:	/s/ Jamison Manwaring
Jamison Manwaring, Chief Executive Officer